Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009		2008		2007		2006		2005

Earnings:
Income (loss) from continuing operations before income taxes	$199,349		$(172,680)		$20,145		$3,522		$(92,838)
Add: fixed charges	46,973		49,855		61,256		59,260		55,412

Total earnings	$246,322		$(122,825)		$81,401		$62,782		$(37,426)

Fixed charges:
Interest expense	$43,571		$45,385		$56,923		$56,292		$51,980
Rental expense interest factor	3,402		4,470		4,333		2,968		3,432

Total fixed charges (1)	$46,973		$49,855		$61,256		$59,260		$55,412

Ratio of earnings to fixed charges	5.2	x	—	x	1.3	x	1.1	x	—	x

(1)	The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries. Fixed charges include: interest expense, including amortization of debt issuance cost and amortization of debt discount; and the portion of rental expense that we believe is representative of the interest component of rental expense. For the years ended December 31, 2008 and 2005, earnings were insufficient to cover fixed charges by approximately $172.7 million and $92.8 million, respectively. The Company accounts for interest and penalties related to uncertain tax positions as part of its (benefit) provision for income taxes, and therefore, these charges are not included as a component of interest expense within fixed charges.